Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were made by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on November 20, 2025:

The following text is a transcript of the conversation posted by Pubco to its X account on November 20, 2025:

Speakers:

•	Asheesh Birla – CEO of Evernorth & XRP Digital Asset Treasury

•	Hunter Horsley – CEO of Bitwise Asset Management

Hunter:

I’ve been in the space for several years now, and certainly, you too, Asheesh – it’s been a remarkable journey. Back in 2017, public blockchains were an exciting new idea with enormous potential, but also a lot of uncertainty. Since then, it’s been a winding road – full of progress – and a pleasure to be part of this evolving asset class.

In 2017, there was only one qualified custodian (Kingdom Trust, out of Kentucky), one bank willing to work with crypto companies (Silvergate), one auditor (Arthur Bell), and one administrator (MD Stover). Globally, maybe 4,000 people worked full-time in crypto. Fast forward to today – major global institutions are building blockchain products and integrating them into their services. It’s an incredible evolution to witness.

Asheesh:

I totally agree. This space has grown leaps and bounds. Sometimes we get caught up in the week-to-week volatility, but it’s important to remember how far we’ve come. I actually visited Silvergate back when they first started working with crypto. They were still a small retail bank in San Diego, giving out toaster ovens for new accounts. It was wild – but they saw the potential early on.

Hunter:

That’s amazing! When we tried to open an account, there was a two-month waitlist. So many crypto startups wanted banking access. Hard to believe that, in the 21st century, getting a bank account was one of our biggest challenges.

Asheesh:

Exactly – and that’s the beauty of crypto: accessibility. Anyone, anywhere, can access financial markets and tools. That’s why I joined crypto in the first place. ETFs and digital asset treasuries are the next step in giving people access to crypto in a compliant, institutional way. Before we go deeper, let’s touch on the macro markets. Hunter, what’s the big picture today – and how does it impact crypto?

Hunter:

We tend to think of markets in layers: the macro picture – global capital markets – and then the crypto markets as a subset. At the macro level, equity markets are being driven by AI right now – it’s powering huge growth in major S&P and Nasdaq names. Nvidia’s continued strength reinforces investor optimism, but also raises questions about sustainability.

Then there’s monetary policy uncertainty – whether the Fed will cut rates by 25 or 50 basis points, fiscal policy debates around stimulus and tariffs, and even global questions about stimulus in China and Japan. Crypto, as a liquid asset, is naturally affected by these broader dynamics. Recently, we’ve seen selling pressure from long-term Bitcoin holders taking profits, and some market-wide deleveraging after the October futures wipeout. But the flip side is massive mainstream investor interest – historic inflows in recent months. It’s a really exciting moment.

Asheesh:

That’s a great overview. For those joining, I’m Asheesh Birla, CEO of Evernorth & XRP Digital Asset Treasury, and I’m here with Hunter Horsley, CEO of Bitwise. Bitwise recently launched the XRP ETF – and Hunter, how did you even get that ticker?

Hunter:

(Laughs) It’s harder than getting a good domain name. We actually reserved it several years ago – one benefit of being early! I love that people can now just type “XRP” into their brokerage account and buy it directly.

Asheesh:

That’s amazing. So let’s talk about your view on XRP – what excites you about it, and how has your perspective evolved?

Hunter:

A few things. First, over the years I’ve come to value long-term commitment. Many crypto projects come and go, but the teams and ecosystems that stick it out for a decade – those are the ones that succeed. XRP and its community have shown incredible resilience. Few blockchains can claim a ten-year history like XRPL can.

Second, I think 2025 feels like a moment XRP and Ripple have been building toward. Institutions now want to bring their capital markets processes on-chain – but they care about reliability, efficiency, and professionalism. XRPL and Ripple’s suite of products (RLUSD, Ripple Prime, Hidden Road) are well-positioned for that institutional wave.

Third – and I promise I’ll stop after this – communication matters. As crypto goes mainstream, not everyone will care about technical specs or consensus mechanisms. They’ll care about trust, clarity, and leadership. You and Brad Garlinghouse are exceptional communicators, and that’s a real asset for the XRP ecosystem.

Asheesh:

Couldn’t agree more. When I first interviewed at Ripple, Chris Larsen told me, “We’re building for the long term. We don’t know when the market will mature, but we’ll be ready when it does.” That mindset still drives us. Many people chase the hype – but real builders endure. And I think your point about timing is key. You can’t control the cycle, but if you keep building, eventually timing aligns with preparation.

Asheesh:

You mentioned communication and accessibility – I’d add connectivity. Stablecoins have connected blockchains with traditional finance. Now, ETFs and digital asset treasuries are connecting crypto exposure to everyday investors. That’s what’s been missing – and it’s finally changing.

Hunter:

Exactly. Bitcoin’s story is unique – almost like an immaculate conception – but most technology platforms evolve iteratively. Apple, Facebook, all of them changed form over time. Crypto will too. Execution and evolution matter just as much as vision.

Asheesh:

You recently tweeted about institutional interest in XRP. What are you seeing?

Hunter:

Most institutional investors have now heard of Bitcoin, Ethereum, Solana, and XRP. Over the past 12–18 months, they’ve been learning about the space. Some already own the assets personally and want to expand exposure professionally. Others are still learning – they don’t live on CoinMarketCap like we do! But curiosity is high. This audience moves on longer cycles – months, not days – but the bridge has been built. The XRP ETF is a gateway for massive capital that’s just beginning to cross over.

Hunter:

Let me flip the question: how do you see the role of Evernorth’s Digital Asset Treasury versus ETFs? Why might investors choose one over the other?

Asheesh:

Great question. Both deepen liquidity and institutional engagement. But at Evernorth, we’re focused on going beyond exposure – helping institutions use these assets in DeFi ecosystems that will mature on chains like XRP. We’ll help build that infrastructure, generate yield, and reinvest back into XRP. It’s about expanding both utility and adoption.

Hunter:

This was a fantastic conversation. I look forward to working even more closely as we continue driving institutional adoption of XRP.

Asheesh:

Likewise – thank you, Hunter. Thanks to everyone for tuning in. We’ll do more of these soon.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.